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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14f-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        COMMISSION FILE NUMBER 333-135495
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                      NEWTOWN LANE MARKETING, INCORPORATED
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                 (Name of Small Business Issuer in its charter)

               DELAWARE                                      20-3547231
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   (State or other jurisdiction of                   (I.R.S. Employer I.D. No.)
    incorporation or organization)


                   47 SCHOOL AVENUE, CHATHAM, NEW JERSEY 07928
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              (Address of principal executive offices and Zip Code)


                                 (973) 635-4047
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              (Registrant's telephone number, including area code)

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                            * * * * * * * * * * * * *

            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
           REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO
         PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND
                              THE COMPANY A PROXY.

                            * * * * * * * * * * * * *

        INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

                    NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

                                 August 8, 2007

         This Information Statement is being furnished to holders of record as of August 8, 2007 of the common stock of Newtown Lane Marketing, Incorporated, a Delaware corporation (the "Company"), in accordance with the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "34 Act"), and Rule 14f-1 promulgated thereunder.

         No vote or other action by our stockholders is required in response to this Information Statement. Proxies are not being solicited.

         References throughout this Information Statement to "we", "us" and "our" are to Newtown Lane Marketing, Incorporated.


                                  INTRODUCTION


         On August 8, 2007, the Company entered into a Stock Purchase Agreement (the "Purchase Agreement") with Moyo Partners, LLC, a New York limited liability company ("Moyo"), and R&R Biotech Partners, LLC ("R&R" collectively with Moyo, the "Purchasers"), pursuant to which it sold twenty two million three hundred ninety six thousand two hundred twenty nine (22,396,229) shares of its common stock, $0.001 par value, ("Common Stock") and five hundred (500) shares of its Series A convertible preferred stock, $0.001 par value, each share convertible into seventy four thousand seventy-five and one-half (74,075.5) shares of Common Stock at the option of the holder ("Preferred Stock"; the Common Stock and Preferred Stock collectively referred to as the "Shares"), to the Purchasers in a private placement transaction for aggregate gross proceeds to the Company of $600,000.00. The acquisition of shares by the Purchasers pursuant to the Purchase Agreement is referred to herein as the "Purchase".

         Simultaneous with the Purchase, Arnold P. Kling was appointed to the Company's Board of Directors and will serve together with Vincent J. McGill, a current director. Mr. McGill has resigned effective immediately upon the earlier of: (i) the completion of the 10-day period beginning on the date of the filing and mailing of this Information Statement with the U.S. Securities Exchange Commission ("SEC") pursuant to Rule 14f-1 of the 34 Act; or (ii) August 30, 2007. On the effective date of his resignation, the composition of the Company's Board of Directors will change such that Mr. Kling will be the sole director. Also effective upon the closing of the Purchase, all of the Company's officers and other directors have resigned from their respective positions with the Company and Mr. Kling was appointed by the Company's Board of Directors as president of the Company and Kirk M. Warshaw was appointed by the Company's Board of Directors as chief financial officer and secretary of the Company.


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

         Please read this Information Statement carefully. It contains certain biographical and other information concerning the incoming executive officers and director after the closing of the Purchase. You are not, however, required to take any action.


                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

            The following table lists, as of August 8, 2007, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock; (ii) each officer and director of the Company; and (iii) all officers and directors as a group. Information relating to beneficial ownership of Common Stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below assume that the outstanding shares of the Preferred Stock owned by the holder listed below have been converted into share of the Common Stock. Accordingly, the calculations assume that 66,037,750 shares of Common Stock are outstanding (comprised of the 29,000,000 shares currently outstanding and 37,037,750 issuable upon conversion of the outstanding Preferred Stock).


    NAME AND ADDRESS OF            AMOUNT AND NATURE OF         PERCENT OF CLASS
     BENEFICIAL OWNER             BENEFICIAL OWNERSHIP(1)

R&R BIOTECH PARTNERS, LLC                   47,547,183(2)                 72.00%
1270 Avenue of the Americas
16th Floor
New York, NY 10020

MOYO PARTNERS, LLC                          11,886,796(3)                 18.00%
c/o Arnold P. Kling
712 Fifth Avenue - 11th Floor
New York, NY 10019

ARNOLD P. KLING                             11,886,796(3)                 18.00%
712 Fifth Avenue, 11th Floor
New York, NY 10019

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

KIRK M. WARSHAW                                      0                     0.00%
47 School Avenue
Chatham, NJ 07928

VINCENT J. MCGILL                              119,714(4)                      *
c/o Eaton & Van Winkle LLP
3 Park Avenue
New York, NY 10016

OFFICER AND DIRECTORS AS A GROUP
(3 PERSONS)                                 12,006,510                    18.18%

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* Less than 1%

(1) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

(2) Includes 17,916,983 shares of Common Stock currently outstanding and 29,630,200 shares of Common Stock issuable upon conversion of 400 shares of Preferred Stock owned by R&R Biotech Partners, LLC.

(3) Includes 4,479,246 shares of Common Stock currently outstanding and 7,407,550 shares of Common Stock issuable upon conversion of 100 shares of Preferred stock owned by Moyo Partners, LLC. Arnold P. Kling, our president and a director, controls Moyo Partners, LLC and therefore is the beneficial owner of the shares held by this entity.

(4) Includes 100,000 shares of Common Stock held by Eaton & Van Winkle LLP, a law firm, of which Vincent J. McGill is a partner.


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


                     INCOMING DIRECTOR AND EXECUTIVE OFFICER

         Upon the closing of the Purchase, Arnold P. Kling was appointed as a director and the president of the Company alongside current director Vincent J. McGill. Mr. McGill has resigned effective immediately upon the earlier of: (i) the completion of the 10-day period beginning on the date of the filing and mailing of this Information Statement with the SEC pursuant to Rule 14f-1 of the 34 Act; or (ii) August 30, 2007. Accordingly, Mr. Kling will then constitute the Company's sole director. Generally, the directors of the Company serve one-year terms and until their successors are elected and qualified. In addition, Kirk M. Warshaw was appointed chief financial officer and secretary of the Company.



                     BIOGRAPHICAL INFORMATION REGARDING THE
                         DIRECTOR AND EXECUTIVE OFFICERS

         The principal occupation and brief summary of the background of the Company's directors and executive officers is as follows:

ARNOLD P. KLING, age 49. Mr. Kling is currently a Managing Director of GH Venture Partners, LLC, a private equity and merchant banking boutique for which he also served as a Managing Director and General Counsel from 1995 to 1999. From 1999 through August 2005, Mr. Kling was the president of Adelphia Holdings, LLC, a merchant-banking firm, as well as the managing member of several private investment funds. From 1993 to 1995 he was a senior executive and General Counsel of Buckeye Communications, Inc., a Nasdaq listed licensing and multimedia company. From 1990 through 1993, Mr. Kling was an associate and partner in the corporate and financial services department of Tannenbaum, Helpern, Syracuse & Hirschtritt LLP, a mid-size New York law firm. Mr. Kling received a Bachelor of Science degree from New York University in International Business in 1980 and a Juris Doctor degree from Benjamin Cardozo School of Law in 1983. Mr. Kling currently serves as a director and president of Twin Lakes Delaware, Inc., R&R Acquisition III, Inc., R&R Acquisition V, Inc., R&R Acquisition VI, Inc., R&R Acquisition VII, Inc., R&R Acquisition VIII, Inc., R&R Acquisition IX, Inc., R&R Acquisition X, Inc., Rodman International Enterprise I, Ltd., Rodman International Enterprise II, Ltd., and Rodman International Enterprise III, Ltd., (each a publicly reporting, non-trading company), and 24Holdings Inc. (OTCBB:TWFH).

KIRK M. WARSHAW, age 49. Mr. Warshaw is a financial professional who, since 1990, has provided clients in a multitude of different industries with advice on accounting, corporate finance, and general business matters. Prior to starting his own consulting firm, from 1983 to 1990, he held the various titles of controller, chief financial officer, president, and chief executive officer at three separate financial institutions in New Jersey. From 1980 through 1983, Mr. Warshaw was a Senior Accountant at the public accounting firm of Deloitte, Haskins & Sells. Mr. Warshaw is a 1980 graduate of Lehigh University and has been a CPA in New Jersey since 1982. Mr. Warshaw is currently the chief financial officer of Twin Lakes Delaware, Inc. R&R Acquisition III, Inc., R&R Acquisition V, Inc., R&R Acquisition VI, Inc., R&R Acquisition VII, Inc., R&R Acquisition VIII, Inc., R&R Acquisition IX, Inc., R&R Acquisition X, Inc., Rodman International Enterprise I, Ltd., Rodman International Enterprise II, Ltd., and Rodman International Enterprise III, Ltd., (each a publicly reporting, non-trading company), the chief financial officer and a Director of 24Holdings Inc. (OTCBB:TWFH), a director of Empire Financial Holding Company (AMEX:EFH), and a director of two privately owned entities.


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

VINCENT J. MCGILL, age 51. Mr. McGill has been a member of the Company's Board of Directors since inception. He is currently a partner of Eaton & Van Winkle LLP , a law firm in New York City which he joined as a Partner in 2001. Prior to joining Eaton & Van Winkle, Mr. McGill was affiliated with Phillips Nizer LLP, which he joined as an associate in 1986, and where he became a partner in 1989. Throughout his career, Mr. McGill's practice has been focused on corporate finance including public offerings and private placements. As such, he has served and is currently serving as counsel to a number of companies in the healthcare industry. Mr. McGill holds an AB from Colgate University, a JD from Hofstra School of Law and an LL.M from New York University.

                                CHANGE OF CONTROL

         The Company entered into the Purchase Agreement, pursuant to which it issued and sold to the Purchasers twenty two million three hundred ninety six thousand two hundred twenty nine (22,396,229) shares of Common Stock and five hundred (500) shares of Preferred Stock. Upon the closing under the Purchase Agreement, the Purchasers attained voting control of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Neither Mr. Kling nor Mr. Warshaw is involved in any other material transaction with the Company.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         It is not currently contemplated that Mr. Kling will be compensated for serving as either an officer and/or director of the Company. Mr. Warshaw will be compensated for services to be rendered by the issuance of shares of Common Stock to him in an amount to be determined.

                                   COMMITTEES

         The Company has not yet determined what, if any, committees of the Board of Directors will be constituted.


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


                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            NEWTOWN LANE MARKETING,
                                            INCORPORATED
DATE: AUGUST 9, 2007

                                            BY: /s/ ARNOLD P. KLING
                                            --------------------------
                                            ARNOLD P. KLING
                                            PRESIDENT


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